Mail Stop 3561
      						January 13, 2006

Mr. T. Kevin DeNicola
Senior Vice President and Chief Financial Officer
Millennium Chemicals Inc.
Two Greenville Crossing
4001 Kennett Pike
Suite 238
Greenville, DE  19807

	Re:	Millennium Chemicals Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

		Forms 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 1-12091

Dear Mr. DeNicola:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 9A.  Controls and Procedures, page 94

1. We note your disclosure that "[o]ther than the procedures described above that were implemented by the current management team of Millennium to remediate the First Material Weakness and the Second
Material Weakness, there were no changes in Millennium`s internal control over financial reporting during the most recent fiscal quarter..." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3849
with any other questions.

							Sincerely,



							James Allegretto
							Senior Assistant Chief
Accountant



Mr. T. Kevin DeNicola
Millennium Chemicals Inc.
January 13, 2006
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